November 4, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mr. Jonathan Burr Ms. Pamela Howell Ms. Brigitte Lippmann

Re:	Centogene B.V. Registration Statement on Form F-1 Registration No. 333-234177

Dear Mr. Burr, Ms. Howell and Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on November 6, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44 20 7418 1334 with any questions or comments with respect to this letter.

Sincerely,

CENTOGENE B.V.

By:	/s/ Arndt Rolfs
Name: Arndt Rolfs
Title: Chief Executive Officer

Via EDGAR

CC: Leo Borchardt, Davis Polk & Wardwell London LLP